THAICOM

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel.: 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

RECEIVED
2004 OCT 19 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 11, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-
Washington, DC 20549
UNITED STATES OF AMERICA

04045567

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 465/2004**
  Subject: Notification of the resignation of a director of the Company
  Date: October 8, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

dlw 10/20

Enclosure

RECEIVED
2004 OCT 19 A 9:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Summary Translation Letter
To the Stock Exchange of Thailand
October 11, 2004

SSA 465/2004

8th October 2004

Subject: Notification of the resignation of a director of the Company

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited would like to notify the Stock Exchange of Thailand that Mr.Rianchai Riewvilaisuk, Vice Chairman of the Board of Directors who has been nominated to the Board of Directors by the Ministry of Information Technology and Communication has resigned from his office due to his election to the National Telecommunications Commission. The Company is still waiting for the notification from the Ministry as to his replacement.